UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
				 (Amendment No. 5)

                               Crosstex Energy, Inc.
                                 (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                     22765Y104
                                  (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 22765Y104


       1.    Names of Reporting Persons.
	     I.R.S. Nos. of above persons (entities only).

             Chieftain Capital Management, Inc. 13-3194313

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             New York, United States

      			     5.  Sole Voting Power: 0
Number of Shares
    			     6.  Shared Voting Power: 4,526,099
Beneficially Owned by
        		     7.  Sole Dispositive Power: 0
Each Reporting Person With:
     			     8.  Shared Dispositive Power: 4,526,099

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             4,526,099

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     9.7%

       12.   Type of Reporting Person

	     IA, CO

Explanatory Note: This Schedule 13G/A Filing is a restatement of the Schedule 13G/A Filing that was filed under the name of Brave Warrior Capital, Inc. on February 16, 2010. It is being restated to reflect the correct name of the Registrant as of December 31, 2009, which was Chieftain Capital Management, Inc. Effective January 1, 2010, the Registrant was renamed Brave Warrior Capital, Inc. and a subsidiary of the Registrant, named Chieftain Capital Management, Inc., was split-off from the Registrant.

Item 1. (a)  Name of Issuer: Crosstex Energy, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

	     2501 Cedar Springs
	     Dallas, TX 75201

Item 2. (a)  Name of Person Filing: Chieftain Capital Management, Inc.

        (b)  Address of Principal Business Office, or, if None, Residence:

             12 East 49th Street
    	     New York, New York 10017

        (c)  Citizenship: New York, United States

        (d)  Title of Class of Securities: Common Stock

        (e)  CUSIP No.: 22765Y104

Item 3.  If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

	(a)  [ ] Broker or dealer registered under Section 15 of the Act.

	(b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

        (a)   Amount beneficially owned: 4,526,099

  	(b)   Percent of class: 9.7%

  	(c)   Number of shares as to which the person has:

  		(i)   Sole power to vote or to direct the vote:

		      -0-

  		(ii)  Shared power to vote or to direct the vote:

		      4,526,099

  		(iii) Sole power to dispose or to direct the disposition of:

		      -0-

  		(iv)  Shared power to dispose or to direct the disposition of:

		      4,526,099


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Chieftain Capital Management, Inc. has investment discretion with respect to the securities to which this statement relates. Chieftain Capital Management, Inc.'s clients and principals are the direct owners of such securities, and Chieftain Capital Management, Inc. does not have any economic interest in such securities. Such clients and principals have the sole right to receive dividends from, and the proceeds from the sale of, such securities. No such client or principal has an interest that relates to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2010
                                       Chieftain Capital Management, Inc.

                                       By: /s/ Bryan R. Lawrence
                                       --------------------------
                                       Name: Bryan R. Lawrence
                                       Title: Principal